Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2015.

As at April 30, 2015
(in millions of Canadian dollars)

Subordinated Debt	4,435

Total Equity
Preferred Shares(1)	2,640
Common Shares	12,330
Contributed Surplus	303
Retained Earnings	17,765
Accumulated Other Comprehensive Income	2,878

Total Shareholders’ Equity	35,916
Non-controlling Interest in Subsidiaries	487

Total Equity	36,403

Total Capitalization	40,838

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 25, 27, 29 and 31. For more information on the classification of Preferred Shares, please refer to Note 11 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2015.